EXHIBIT 99.1

For Immediate Release	Date: April 3, 2023
23-23-TR

Teck Board of Directors Rejects Unsolicited Acquisition Proposal

Board determines unsolicited proposal is not in the best interest of Teck

•	Teck’s Board affirms it is not contemplating a sale of the company at this time
•	Planned Separation unlocks a broader range of strategic opportunities
•	Unsolicited proposal carries high degree of execution and timing risk
•	Teck’s Board continues to recommend shareholders vote in favour of proposed Separation and Dual Class Amendment

Vancouver, B.C. – April 3, 2023 – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that the Board of Directors of Teck has received and unanimously rejected an unsolicited and opportunistic acquisition proposal from Glencore plc, which would see that company acquire Teck and subsequently separate to create two businesses, which would expose Teck shareholders to thermal coal and oil trading.

“The Board is not contemplating a sale of the company at this time. We believe that our planned separation creates a greater spectrum of opportunities to maximize value for Teck shareholders,” said Sheila Murray, Chair of the Board, Teck. “The Special Committee and Board remain confident that the proposed separation into Teck Metals and Elk Valley Resources (EVR) is in the best interests of Teck and all its stakeholders, is a much more compelling transaction and does not limit our optionality going forward.”

“The Glencore proposal would expose Teck shareholders to a large thermal coal business, an oil trading business and significant jurisdictional risk, all of which would negatively impact the value potential of Teck’s business, is contrary to our ESG commitments and would transfer significant value to Glencore at the expense of Teck shareholders,” said Jonathan Price, CEO, Teck.

Consistent with its fiduciary duties and in consultation with its financial and legal advisors, Teck’s Board of Directors has conducted a detailed review and assessment of the unsolicited proposal and, on the recommendation of the independent Special Committee of the Board, has determined that the proposal is not in the best interests of Teck or its shareholders. The Board strongly believes the separation plan that Teck has proposed, which will create two world-class Canadian companies, provides a superior opportunity to maximize value for all Teck shareholders. Furthermore, the unsolicited proposal introduces significant timing, regulatory and other execution risks, particularly as compared to Teck’s own planned separation.

The unsolicited proposal contemplates an all-share acquisition of Teck by Glencore offering 7.78 Glencore shares for each Teck Class B subordinate voting share and 12.73 Glencore shares for each Teck Class A common share, which represented a 20% premium for both on the date of the offer. The proposal notes an intention to proceed with the simultaneous (or near simultaneous) demerger of the combined thermal and metallurgical coal as well as the ferro-alloy operations of the merged company into a new publicly traded company. The remaining company would include Glencore’s and Teck’s base metals operations as well as Glencore’s oil and other commodity trading business (other than coal trading and marketing).

In making its determination to reject the unsolicited proposal and concluding that the proposal is inferior to Teck’s own planned separation, Teck’s independent Special Committee and Board considered numerous factors, including the following:

1.	The Teck Board is not contemplating a sale of Teck at this time: If the Board were to engage in a sale process, it would undertake a disciplined process to determine the most compelling transaction for Teck’s shareholders. Teck’s proposed separation positions the resulting companies, Teck Metals and EVR, for success and does not foreclose future opportunities for other value enhancing transactions.

2.	Opportunistically timed: The unsolicited proposal is an opportunistically timed attempt to transfer value to Glencore shareholders at the expense of Teck shareholders. It comes as Teck is ramping up its flagship QB2 copper project (which announced first copper March 31, 2023) and poised to implement its separation plan to create two world-class, pure-play companies and realize the full potential of each business for shareholders.

3.	High execution risk: The Glencore proposal has a very high level of complexity and execution risk based on the number of jurisdictions, commodities and complex approvals required from various competition and regulatory bodies, which could take up to 24 months to resolve. This results in a high degree of execution uncertainty. In comparison, Teck’s planned separation has all regulatory approvals in place and, following shareholder approval on April 26, 2023, closing is expected on May 31, 2023, allowing Teck shareholders to begin to realize the substantial benefits of the separation in the very near term.

4.	Thermal coal exposure: The spun-out business envisioned by Glencore would be a majority thermal coal business of an unprecedented scale. Thermal coal mines are contrary to the global decarbonization agenda. The Glencore proposal would force Teck shareholders to hold massive thermal coal exposure, which would be value destructive, drive away current and future investors who cannot hold thermal coal assets, and result in Teck’s world-class steelmaking coal business trading at a discount.

5.	Oil trading exposure: The Glencore proposal would introduce oil exposure into the merged base metals business, which would reverse the steps Teck has taken to exit the oil business.

In a letter dated today, Teck communicated its response to Glencore. A copy of Teck’s letter can be found here: click here.

Teck’s Board continues to recommend that shareholders approve the previously announced reorganization of Teck’s business and the previously announced proposal to introduce a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck, among other items of business, at the annual and special meeting of shareholders on April 26, 2023. The management proxy circular providing more information on these proposals and voting procedures will be available at www.teck.com.

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Advisors

Barclays Capital Canada Inc. and Ardea Partners LP are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain information which constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding Teck’s planned separation transaction, including the timing thereof, and Teck’s expectations regarding the impacts of any such transaction in terms of creating value for shareholders; statements related to anticipated risks of Glencore’s proposal, including with respect to execution, timing and exposure to thermal coal and oil trading, and Teck’s assessment thereof as compared to its own planned separation transaction; statements related to the opportunity for future transactions involving Teck Metals or EVR; statements regarding timing and production levels of Teck’s QB2 copper project; statements regarding Teck’s expectations regarding ESG commitments and decarbonization trends; and statements with respect to Teck’s business and assets and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Teck’s control. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: future actions taken by Glencore in connection with its unsolicited proposal; fluctuations in supply and demand in steelmaking coal, base metals and specialty metals markets; changes in competitive pressures, including pricing pressures; timing and receipt of requisite shareholder and court approvals; the recent global banking crisis and conditions and changes in credit markets; changes in capital markets; changes in currency and exchange rates; changes in and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect effective tax rates. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors”. Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, the Company does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

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Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

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